SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia press release dated January 17, 2013: Nokia to align IT function with its business focus

Nokia press release dated January 29, 2013: Nokia commits further $250 million in venture funding for mobile ecosystem

PRESS RELEASE

January 17, 2013

Nokia to align IT function with its business focus

• Planned changes are part of Nokia’s focused strategy announced in June 2012

• Nokia plans to transfer some activities and employees to strategic partners

Espoo, Finland- Nokia outlined a range of planned changes today to streamline its IT organization. Nokia believes these changes will increase operational efficiency and reduce operating costs, creating an IT organization appropriate for Nokia’s current size and scope.

As part of the planned changes, Nokia plans to transfer certain activities and up to 820 employees to HCL Technologies and TATA Consultancy Services.

Nokia also plans to reduce its global IT organization by up to 300 employees. Nokia will offer employees affected by these planned reductions both financial support and a comprehensive Bridge support program.  These are the last anticipated reductions as part of Nokia’s focused strategy announcement of June 2012.

The majority of the employees affected by these planned changes are based in Finland. Nokia is beginning the process of engaging with employee representatives on these plans in accordance with country-specific legal requirements..

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s

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best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain

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technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

January 29, 2013

Nokia commits further $250 million in venture funding for mobile ecosystem

Nokia Growth Partners expands presence in China with two senior hires

Sunnyvale, CA and Espoo, Finland — Nokia Growth Partners (NGP), a global venture firm, today announced the launch of its third fund with a further US$250 million long term commitment from Nokia.

Nokia Growth Partners will continue to invest in high potential businesses within the mobile ecosystem in the U.S., Europe and Asia. NGP also announced its expanded presence in China with the appointments of David Tang as managing director and Lu Guo as principal.

“Over the past decade, Nokia has developed an innovative venturing strategy,” said Timo Ihamuotila, Nokia executive vice president & chief financial officer. “Our ongoing commitment to Nokia Growth Partners reinforces Nokia’s support for a vibrant mobile ecosystem and our determination to collaborate with industry innovators to build great mobile products.”

“Nokia Growth Partners is delighted with Nokia’s continuing commitment, which recognizes strong financial performance since our formation in 2005,” said John Gardner, managing partner of Nokia Growth Partners. “What sets NGP apart from pure financial investors are the partnerships and insights our invested companies get from their close association with Nokia. In the past year, NGP has also realized several successful exits, including the IPOs of Morpho and Inside Secure and sales of Swype, Summit Microelectronics and Netmagic. We are excited about our existing strong portfolio of companies and their potential impact globally.”

“We are pleased to welcome David Tang and Lu Guo to the NGP team and look forward to their contributions to our ongoing investment activities in China, an important market for Nokia,” said Paul Asel, managing partner of Nokia Growth Partners. “David Tang is well known in the Chinese venture community as an advisor to leading mobile businesses such as UCWeb and Ganji. NGP has enjoyed a long relationship with Mr. Tang during his earlier tenure as vice chairman of Nokia China.”

David Tang and Lu Guo together have over 35 years global technology and investment experience.  David Tang joins Nokia Growth Partners from AMD where he was Corporate Senior Vice President and President of AMD China. Lu Guo joins from Keytone Ventures where he was Vice President responsible for mobile and Internet investments. They will be based in Beijing.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business is exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation and regulatory proceedings; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia Lumia products that operate on the Windows Phone 7 operating system as a result of increasing availability of Nokia Lumia products with the new Windows Phone 8 operating system; 4) the expected continuing decline of sales of Symbian devices and the significantly diminishing viability of the Symbian smartphone platform; 5) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows;  7) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  8) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies and our ability to maintain the existing sources of intellectual property related income or establish new such sources; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms, particularly as we ramp our new Lumia smartphone devices; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products, particularly as we ramp our new Lumia smartphone devices; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets, 30) any disruption to information technology systems and networks that our operations rely on, which may be for instance caused by our inability to successfully and smoothly implement our plans to streamline our IT organization including the transfer of some activities and employees to strategic partners; 31) unfavorable outcome of litigations and regulatory proceedings;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the mobile broadband and services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia Growth Partners

Nokia Growth Partners invests in companies that are changing the face of mobility, communications and the internet.   With $600M under management, NGP offers industry expertise, capital and an extensive network, enabling entrepreneurs to build disruptive, industry-changing companies and take them to the global market.  With offices in the US, Europe, India and China, NGP extends the reach of companies making their products and services local everywhere.  Visit www.nokiagrowthpartners.com for more information.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2013		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal